UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                   OMTOOL LTD.
                                   -----------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    681974101
                                    ---------
                                 (CUSIP number)

                              PAUL D. BROUDE, ESQ.
                          EPSTEIN BECKER & GREEN, P.C.
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                  (617)342-4000
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 681974101                  13D/A                     Page 2 of 5 Pages
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================================================================================

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ASA INTERNATIONAL LTD.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     DELAWARE CORPORATION
---------------------------------------------------------------------

NUMBER OF           7.      SOLE VOTING POWER
SHARES                      50,625
BENEFICIALLY        -------------------------------------------------
OWNED BY EACH
REPORTING           8.      SHARED VOTING POWER
PERSON WITH                 -0-
                    -------------------------------------------------

                    9.      SOLE DISPOSITIVE POWER
                            50,625
                    -------------------------------------------------

                    10.     SHARED DISPOSITIVE POWER
                            -0-
                    -------------------------------------------------

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CUSIP No. 681974101                  13D/A                     Page 3 of 5 Pages
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,625
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3%**
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      CO
================================================================================

** Based on 1,757,546 shares of the Issuer's Common Stock issued and outstanding as of March 18, 2004, according to the Issuer's Form 10-K as filed on March 23, 2004.

      This Schedule 13D/A (Amendment No. 1) is filed by ASA International Ltd. ("ASA") for the purpose of amending and supplementing its statement on Schedule 13D as originally filed on June 2, 2003 with respect to shares of common stock, $.01 par value (the "Common Stock ") of Omtool Ltd., a Delaware corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer.

      The text of Item 5 is amended and restated to read in its entirety as follows.

      As of the close of business on March 31, 2004, ASA beneficially owns 50,625 shares of Common Stock, constituting approximately 3% of the shares of Common Stock outstanding. ASA has sole voting power of the shares of Common Stock it beneficially owns.

      As of the close of business on March 31, 2004, Robert L. Voelk, a director of ASA, beneficially owns 224,378 shares of Common Stock, constituting approximately 12.6% of the shares of Common Stock outstanding. The foregoing information regarding Mr. Voelk's beneficial ownership is based on information as reported in Mr. Voelk's statement on Form 13G/A (Amendment No. 6) as filed on February 15, 2004.

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CUSIP No. 681974101                  13D/A                     Page 4 of 5 Pages
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      As of the close of business on March 31, 2004, William A. Kulok, a director of ASA, beneficially owns 857 shares of Common Stock, constituting less than 0.1% of the shares of Common Stock outstanding. Mr. Kulok has sole voting power of the shares of Common Stock he beneficially owns.

      The aggregate percentage of shares of Common Stock reported owned by each of ASA, Mr. Voelk and Mr. Kulok is based upon 1,757,546 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 18, 2004 as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2003.

                          [Next Page is Signature Page]


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CUSIP No. 681974101                  13D/A                     Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004                   ASA INTERNATIONAL LTD.


                                       /s/ Terrence C. McCarthy
                                       ------------------------
                                       Name:  Terrence C. McCarthy
                                       Title:  Vice-President



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